[LEAPFROG ENTERPRISES LETTERHEAD]

Via Facsimile, Overnight Courier and EDGAR

August 10, 2009

Song P. Brandon, Esq.

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LeapFrog Enterprises, Inc.
Schedule TO-I
Filed July 29, 2009
File No. 005-78827

Dear Ms. Brandon:

On behalf of LeapFrog Enterprises, Inc. (“we” or the “Company”), submitted herewith for filing is Amendment No. 1 (the “Amendment”) to the Schedule TO-I referenced above (the “Schedule TO”), including forms of notice to eligible optionholders regarding (i) the proposed extension of the expiration time of the offer (filed as Exhibit (a)(1)(P) to the Amendment) and a conference call to be held when the final exercise price is known, (ii) the final number of shares that would be subject to new option grants after applying the final exchange ratios (filed as Exhibit (a)(1)(Q) to the Amendment), and (iii) a script for the conference call described above (filed as Exhibit (a)(1)(R) to the Amendment).

This letter, the Amendment and the additional exhibits described above are being filed in response to comments contained in the letter dated August 5, 2009 from Song P. Brandon of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Peter M. O. Wong, the Company’s Senior Vice President, General Counsel and Corporate Secretary. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. We have indicated the Staff’s comments below in bold face type and our responses in regular type. Where appropriate, we have responded to the Staff’s comments by making changes to the disclosure in the Amendment. Section numbers included in the responses refer to the applicable sections of the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated July 29, 2009, filed as Exhibit (a)(1)(A) thereto (the “Offer to Exchange”), and item numbers refer to applicable items of the Amendment.

Schedule TO-I

Exhibit (a)(1)(A) – Offer to Exchange

General

1.

We note you are offering to exchange eligible options for new options using an option pricing model which will be based upon the closing price of your common stock as reported on NYSE for the business day prior to the expiration date of the exchange offer as well as other “valuation assumptions.” Please explain with a view for disclosure what you mean by “other

Song Brandon, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 10, 2009

valuation assumptions.” Please also provide an analysis of how your offer will allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e., the exact exchange ratio). As you are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to option holders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your offer complies with Rule 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis. In this regard, please note that in instances where we have granted no-action relief at least two trading days remain in the offer after an averaging period. See TXU Corporation (Sep. 13, 2004) and Lazard (Aug. 11, 1995).

Valuation Assumptions. In response to the Staff’s comment regarding our use of “other valuation assumptions,” we supplementally advise the Staff that the valuation assumptions used in the Monte Carlo option valuation model are generally the same valuation assumptions as are used in the Black-Scholes option valuation model (expected term, risk-free interest rate, volatility of the underlying stock), plus additional inputs for likelihood of exercise and forfeiture of the options. In response to the Staff’s comment, we have supplemented Item 4 of the Amendment to add this further detail regarding the valuation assumptions.

Offering Period. In response to the Staff’s comment regarding the offering period timing, we respectfully submit that we believe the determination of the exchange ratios will not constitute an increase or decrease in the consideration offered in the tender offer reflected in the Offer to Exchange (the “Exchange Offer”). We note for the Staff’s consideration that, as indicated in the Offer to Exchange, the Exchange Offer contemplates a fixed amount of consideration. The Offer to Exchange provides that each new option, on a grant-by grant basis, will have the approximately the same compensation value (as determined under FAS 123(R)) as the corresponding eligible option surrendered in the exchange. Thus, eligible optionholders will, at all times from the start of the exchange offer, know the value offered for each eligible option. As provided in Section 8 of the Offer to Exchange, except with regard to our CEO and non-employee directors, the number of shares subject to each new option grant would be determined by multiplying the number of shares subject to each eligible option by an exchange ratio that is designed to maintain approximately the same fair value, for accounting purposes, for the new option grants (at the time of grant) as the fair value of the options surrendered for exchange (at the time immediately prior to cancellation). As we stated in the Offer to Exchange, the exchange ratios used in the Exchange Offer will be calculated using the Monte Carlo option valuation model, based upon the closing price of our Class A common stock as reported on the NYSE for the business day prior to the expiration date of the Exchange Offer. In the case of any new option grants issued to our CEO and any non-employee directors, while the exercise price of these options will be the greater of $6.25 per share or the closing price, the exchange ratio will be determined using the closing price to value the new options grants.

In addition, we note that the Eligible Option Information Sheet (the form of which was filed as Exhibit (a)(1)(E) to the Schedule TO) provides a table, personalized to reflect each employee’s eligible options, showing the numbers of shares that would be subject to new options at hypothetical closing prices of $2.00, $4.00 and $6.00 and $7.99. This sheet, as individually conformed, was distributed to each eligible optionholder on the date the Offer to Exchange was commenced. By reviewing this Information Sheet, employees would be able to estimate the number of shares that would be subject to new options at the actual closing price.

Song Brandon, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 10, 2009

There have been a number of instances in the context of compensatory exchanges when the Staff has provided no-action relief notwithstanding the fact that the precise consideration payable to those electing to tender was not known until after the expiration of the offer. For example, in Comcast Corporation (avail. Oct. 7, 2004), the participants in the exchange offer did not know the amount of the consideration they would receive until more than 10 days after the conclusion of the offer. As in our case, eligible optionholders were able to estimate the total payment that they would receive for their options by reference to the information provided by the employer at the commencement of the offer in a table listing a number of possible total payment amounts based on a variety of indicated hypothetical average closing stock prices. See also, Microsoft Corporation (avail. Oct. 13, 2003). In both of these cases, due to the applicable pricing mechanism, the amount payable for tendered options was not known until well after the tender and withdrawal periods had lapsed. Similarly, as the Staff is aware, in a number of instances in the past, as a result of accounting requirements that have now been superseded, companies conducting option exchanges were unable to advise participants of the precise consideration payable until the passage of more than six months, when the withdrawal period had long since terminated.

In addition, there have been several instances outside the compensatory context where the Staff has provided no-action relief when the final exchange ratio applicable in the offer was not published until the expiration date of the offer. For example, in Halliburton Company (avail. Mar. 23, 2008), the exchange ratio in the offer was calculated using values determined by reference to the daily volume-weighted average trading prices of Halliburton common stock and KBR common stock during the final three trading days of the exchange offer. See also Weyerhaeuser Company (avail. Feb. 23, 2007) and McDonald’s Corporation (avail. Sept. 27, 2006). While, in each of these cases, the offer would have been extended by two days in the event a pricing threshold had been exceeded, we believe that concept should not apply here as the Information Sheet describes the effect of the maximum possible share price on each option. As the Offer to Exchange indicates, we intend to terminate the offer if the price reaches a threshold of $8.00 or more per share.

We also would like to bring to the Staff’s attention several recent compensatory tender offers have involved situations in which the exchange ratio was not known until shortly before the expiration of the offer on the expiration date. See, for example, Schedules TO filed by Sirona Dental Systems, Inc. on December 18, 2008 and again on March 2, 2009 (in each case, number of shares subject to new option calculated on the expiration date, based on the closing stock price on the expiration date), Mindspeed Technologies, Inc. on April 10, 2009 (number of shares subject to new option calculated on the expiration date, based on the closing stock price on the expiration date), Lattice Semiconductor Corporation on December 22, 2008 (exchange ratio determined on expiration date based on expiration date closing price), and EnerNOC, Inc. on December 19, 2008 (number of new shares or number of shares subject to the new option calculated on the expiration date, based on the closing stock price on the expiration date). Several other recent compensatory tender offers have involved situations in which the exchange ratio and exercise price of new options was not determined until after the expiration of the offer. See, e.g., Schedules TO filed by Ixia on July 8, 2008 (new option grant at exercise price determined two days after expiration using exchange ratios determined one day after expiration, and Credence Systems Corporation on June 27, 2008 (exchange ratio and exercise price to be determined promptly after expiration date).

Song Brandon, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 10, 2009

Finally, as the Staff is aware, a significant delay between the determination of the applicable exchange ratio and exercise price and the actual grant of the new options could result in option “backdating” problems. In recent years, these problems have involved situations in which the exercise price was determined, but the grant of options did not occur until a later date, when the fair market value of the shares underlying the options had increased. Moreover, as the Staff is aware, a grant at a discount can subject the optionholder to adverse tax consequences under Section 409A of the Internal Revenue Code.

It also important to note that, like many others, our option exchange program is structured to provide a “value for value” exchange designed to ensure that the compensatory value of the new options under FAS 123(R) is substantially the same as that of the options being tendered. If we delay the expiration beyond the business day after the date the price is determined, the compensatory value of the new options could diverge from the compensatory value of the corresponding eligible options. The Board’s approval of the program was premised on avoiding additional compensation expense that would be detrimental to us and to our stockholders. As in past cases where the exchange consideration could not be determined until six months after the termination of the offer, the structure we have adopted is intended to avoid adverse accounting consequences: if the exchange ratios were determined in advance, we could not be sure that additional accounting charges would be avoided.

While we respectfully continue to believe that the structure of our program does not result in an increase or decrease in the consideration payable in the offer in contravention of Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Securities Exchange Act of 1934, as amended, to accommodate the Staff’s underlying concern, identified in the Staff’s comment, that the offer will not provide adequate information on a timely basis to allow eligible optionholders to determine whether to tender or withdraw, we (i) are extending the expiration time of the Exchange Offer from 9 a.m., Pacific Time, on August 27, to 11:59 p.m., Pacific Time, on August 27 and intend to notify all eligible employees of the extension by e-mail on or about August 11, 2009, or as soon thereafter as practicable, (ii) intend to notify all eligible employees by e-mail, on the day prior to the expiration date of the Exchange Offer, of the final exercise prices and number of shares subject to their eligible options, and (iii) intend to hold a conference call at 2 p.m., Pacific Time, on the day prior to the expiration date for eligible employees to advise them of the final exercise price of the new option grants and the e-mail that will contain the final number of shares subject to the new options.

Under our option plan, because fair market value is defined to mean the closing price as reported on the NYSE for the day immediately preceding the date of the option grant, we will know the exercise price of the new options at the close of market on August 26. We intend to hold a conference call at that point to advise eligible optionholders of the final exercise price. To give eligible optionholders more information to make their decisions, we will also undertake to send by e-mail a notice to all eligible optionholders (before 11:59 p.m., Pacific Time, on the trading day before the expiration date) of the final exercise prices and share numbers subject to new option grants in substantially the form attached to the Amendment as Exhibit (a)(1)(Q). Thus, the eligible optionholders will be able to assess the final exercise prices and share numbers at least 24 hours before the expiration of the Exchange Offer at 11:59 p.m., Pacific Time, on the expiration date. Eligible optionholders all have regular access to e-mail in the course of their employment, may participate in the planned conference call and, throughout the offer period, may direct questions regarding the Exchange Offer to our Stock Plan Administrator. In addition, as noted above, the personalized information sheet providing hypothetical illustrations that was distributed to each eligible optionholder on the date the Offer to Exchange was commenced would allow eligible optionholders to estimate the number of shares that would be subject to new options in advance of knowing the actual closing price.

Song Brandon, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 10, 2009

The extension of the expiration time has been reflected in the Amendment in Items 1 through 11. In addition, the form of e-mail notice to eligible optionholders of the extension of the expiration time of the Exchange Offer and the conference call is attached as Exhibit (a)(1)(P) to the Amendment and the form of e-mail notice to eligible optionholders regarding the exercise prices and numbers of shares subject to new options is attached as Exhibit (a)(1)(Q) to the Amendment. We have also included as Exhibit (a)(1)(R) to the Amendment a proposed script for the conference call.

2.	We note your disclosure in the introductory section of your document regarding employees of your subsidiary located in Shenzhen, China. We also note your disclosure here and on page 25 under the heading “Section 17. Miscellaneous” where you disclose you may exclude other employees outside of the United States “if, for any reason, we believe that their participation would be inadvisable or impracticable.” Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretative guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions. Accordingly, please confirm supplementally whether any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer (and explain how), or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

As set forth below, we believe that the Exchange Offer satisfies the requirements of the Division of Corporate Finance’s Exemptive Order, dated March 21, 2001 (the “Exemptive Order”), which provides relief from the requirements of Rule 13e-4(f)(8) (the “all-holders rule” and the “best price rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Exchange Offer satisfies the enumerated requirements of the Exemptive Order, as follows:

•

The issuer is eligible to use Form S-8, the options subject to the Tender Offer were issued under an employee benefit plan as defined in Rule 405 of the Securities Act and the securities offered in the Tender Offer will be issued under such an employee benefit plan.

In this case, we are subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Exchange Act, have filed all reports and other materials required to be filed by such requirements during the preceding 12 months and is not a “shell company” (as defined in Rule 405 of the Securities Act) and have not been a shell company for at least 60 calendar days previously. Accordingly, we are eligible to use Form S-8.

Additionally, the options subject to the Exchange Offer, and those to be issued pursuant to the Exchange Offer, are under the LeapFrog Enterprises, Inc. Amended and Restated 2002 Equity Incentive Plan and the LeapFrog Enterprises, Inc. Amended and Restated 2002 Non-Employee Directors’ Stock Award Plan, each of which is an “employee benefit plan” as defined in Rule 405 of the Securities Act.

Song Brandon, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 10, 2009

•	The tender offer is conducted for compensatory purposes.

We are making the Exchange Offer to our employees who hold eligible options for compensatory purposes. As described in the Offer to Exchange, we are making the Exchange Offer in order to:

•	replenish the pool of shares available for issuance under our 2002 Equity Incentive Plan (facilitating our continuing equity incentive programs for employees);

•	reduce the number of shares subject to outstanding options that may no longer have significant retention value because their exercise prices exceed recent market prices; and

•	provide eligible optionholders with an opportunity to exchange their out-of-the-money stock options for lower-priced options that may have greater retention value.

Options held by optionholders in Shenzhen, China are not included because, since effectiveness in 2007 of new exchange control requirements in China, we have discontinued granting options to employees in China and have used other methods to compensate those employees. We have been advised that these exchange control regulations (“Circular 78”) require that proceeds from employee equity plans (e.g., proceeds from the cashless exercise of options, etc.) be immediately repatriated to China and that the repatriation must occur through a dedicated foreign exchange account approved by the State Administration of Foreign Exchange. We were further advised that, if an employee were to keep the proceeds from the sale of shares (or other proceeds from an equity plan) offshore rather than repatriating the proceeds to China, this may be considered “foreign exchange evasion” and both our subsidiary in China and the employee may be subject to penalties from 30% to five times the amount of the evaded foreign exchange (with the possibility of criminal penalties). As a result, we were concerned that, from the employee’s perspective, the award of options in China would no longer serve the intended compensatory purpose. In addition, we were advised that obtaining approval by the State Administration of Foreign Exchange would involve a complex and onerous process over many, many months that would involve expense far out of proportion to any equity program we would conduct in China. Given that our employee population in China was and continues to be small, we determined at that time not to undertake that process and to discontinue the practice of granting options to employees in China. Accordingly, if the all-holders rule were interpreted to require that we extend the offer to employees in China, it would frustrate the compensatory purpose of the Exchange Offer, and we would not be able to proceed with the Exchange Offer at this time. As reflected in Items 1, 2 and 4 of the Amendment, we have also deleted our reservation regarding other jurisdictions outside the U.S. that could impose similar limitations.

•

The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

We believe the Offer to Exchange discloses the essential features and significance of the Exchange Offer, including the risks that the option holders should consider in deciding whether to accept the offer being made by us. In particular, we have included a significant amount of important information in a reader-friendly “Q&A” format, discussions of risk factors and other helpful disclosures in the Offer to Exchange.

Song Brandon, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 10, 2009

•	Except as exempted in this order, the issuer complies with Rule 13e-4.

We believe that, except as otherwise exempted pursuant to the Exemptive Order, we have fully complied with Rule 13e-4 to date. We will continue to comply with the requirements of Rule 13e-4 through the completion of the Exchange Offer and the grant of new options in exchange for tendered options.

3.	In the introductory section of your document, you define an “eligible optionholder,” among other things, as an employee of you or your subsidiaries (except for your subsidiary located in Shenzhen, China) as of “the date the new options are granted.” If the new option grant date will take place after the expiration of the offer, please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. The condition requiring that individuals remain employees as of the new option grant date, if after the expiration date, will not appear to comply with that requirement. Please advise us.

We respectfully submit that, as provided in Q8 of the “Summary Term Sheet” and Section 5 of the Offer to Exchange, the grant date of the new options will be the same day that the Exchange Offer expires.

Section 4. Withdrawal Rights, page 12

4.	Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

In response to the Staff’s comment, we have revised the disclosure in Item 4 of the Amendment to clarify that eligible optionholders are entitled to withdrawal rights as set forth in of Rule 13e-4(f)(2)(ii).

Section 6. Conditions of This Exchange Offer, page 13

5.	We note your disclosure in clause (k) of this section where you refer to a “substantial decline or increase in your stock. We also note your disclosure in clause (m) of this section where you refer to “any other changes” or “financial or other” that could materially impact you. Please revise to clarify what you mean by the terms “substantial,” “other changes” and “conditions other than financial,” so that security holders will have the ability to objectively determine whether each condition has been triggered.

In response to the Staff’s comment, we have revised the conditions to the offer in Item 4 of the Amendment to eliminate the phrases in clauses (k) and (m) identified by the Staff in the comment above.

Song Brandon, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 10, 2009

6.	We note your disclosure that you may assert certain of the conditions listed in this section prior to the expiration date of the exchange offer regardless of the circumstances giving rise to them. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

We understand that, if a condition is triggered and we decide to proceed with the offer anyway, this would constitute a waiver of the triggered condition. We further understand that, depending on the materiality of the waived condition and the number of days remaining in the offer, we may be required to extend the offer and re-circulate new disclosure to eligible optionholders.

7.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

We confirm that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, we would undertake to promptly inform holders of eligible options how we intend to proceed, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Section 14. Extension of Exchange Offer; Termination; Amendment, page 24

8.	Refer to the language in the second paragraph of this section. We do not believe you may terminate the offer by giving only oral notice to option holders. Please revise to clarify.

In response to the Staff’s comment, we have amended Item 4 of the Amendment to delete the reference to “oral” notice that was contained in the both the first and second paragraphs of Section 14 of the Offer to Exchange.

*         *         *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Song Brandon, Esq.

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

August 10, 2009

We appreciate your time and attention to our filings as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, we would appreciate, given the time constraints of the Exchange Offer, if we could have the opportunity to resolve these by telephone. Please do not hesitate to contact me, at the phone number above or Kenneth L. Guernsey (415-693-2091) or Cydney S. Posner (415-693-2132) of Cooley Godward Kronish LLP, our outside counsel.

Very truly yours,

/s/ Peter M. O. Wong
Peter M. O. Wong
Senior Vice President, General Counsel and Corporate Secretary

Cc:	Via facsimile (415-693-2222)
Kenneth L. Guernsey, Esq.
Cydney S. Posner, Esq.
Cooley Godward Kronish LLP

Via hand delivery:
Jeffrey G. Katz, Chairman, Chief Executive Officer and President
William B. Chiasson, Chief Financial Officer
LeapFrog Enterprises, Inc.